Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Announces Third Quarter and Nine Month Financial Results

- Total Revenue of $6.1 Million in the Third Quarter; Gross Margin of 80.6%

- Recurring Quarterly Revenue Increased 67% Year-over-Year Reflecting Increased System Installed Base and Utilization

- Conference Call Today at 8:30 AM ET (2:30 PM IST)

CAESAREA, Israel – October 30, 2014 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today its financial results for the third quarter and nine months ended September 30, 2014.

“This is a solid start to the second half of 2014 as we sold five Renaissance systems in the U.S. market during the third quarter, increasing the global installed base to 77 systems and matching our best-ever quarterly performance in the U.S.,” commented Ori Hadomi, Chief Executive Officer.  “Our performance in the third quarter was due to solid sales execution as we continued to penetrate existing and new markets, including northern California and the upper Midwest. This clearly demonstrates the increasing demand in the U.S. for the Renaissance system, our primary growth market. Internationally, we received China CFDA clearance and we are working with our distribution partner to penetrate this key market – one of our largest opportunities in Asia.  As we approach the end of 2014, we believe the data supporting the clinical and economic benefits of the system along with the continued increase in customer utilization will drive greater adoption and expand Renaissance’s global installed base.”

THIRD QUARTER 2014 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended September 30, 2014 was $6.1 million compared to $3.1 million in the year-ago third quarter.  U.S. generated revenue increased to $5.4 million compared to $2.3 million in the year-ago quarter, primarily due to higher system sales as the Company sold five Renaissance systems in the 2014 third quarter. International (non-U.S.) revenue was $0.7 million compared to $0.8 million reported in the third quarter of 2013. Revenue from system kit sales, services and other increased to $2.5 million in the third quarter of 2014, representing a 67% increase compared to $1.5 million in the third quarter of 2013.

Gross margin expanded to 80.6% compared to 73.2% in the year-ago third quarter, primarily due to greater system sales in the 2014 third quarter.

Total operating expenses were $8.4 million, compared to $5.8 million in the third quarter of 2013, reflecting the Company’s increased investments in sales, marketing and research and development. Operating loss was $3.5 million, similar to the year-ago period. Net loss for the third quarter of 2014 was $3.9 million, or $0.09 per share, compared to a net loss of $3.5 million, or $0.10 per share, in the third quarter of 2013.

Cash used in operating activities was $4.0 million, compared to $2.0 million in the third quarter of 2013. As of September 30, 2014, cash, cash equivalents, marketable securities and long-term investments totaled $54.2 million.

THIRD QUARTER 2014 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include a reconciliation of the Company’s GAAP results to non-GAAP results.  The reconciliation primarily relates to non-cash expense in the amount of $0.7 million with respect to share-based compensation in the third quarter of 2014. On a non-GAAP-basis, the net loss in the third quarter of 2014 was $3.2 million, or $0.08 per share, compared to $3.1 million, or $0.09 per share in the third quarter of 2013.

NINE MONTHS ENDED SEPTEMBER 30, 2014 FINANCIAL RESULTS IFRS BASIS (“GAAP”)

For the nine months ended September 30, 2014, revenue totaled $15.5 million compared to $14.3 million for the nine months ended September 30, 2013.  Recurring revenue totaled $6.6 million compared to $4.5 million in the nine months ended September 30, 2013. The growth in recurring revenue is attributed to the increased utilization of the Company’s Renaissance system, both in the U.S. and globally.  Gross margin for the nine months ended September 30, 2014 was 79.6% compared with 78.6% in the nine months ended September 30, 2013.  Net loss for the nine months ended September 30, 2014 was $11.6 million compared to $18.5 million in the first nine months of 2013, reflecting a decrease in financing expenses.

NINE MONTHS ENDED SEPTEMBER 30, 2014 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP basis, the net loss for the first nine months of 2014 was $10.1 million, or $0.24 per share compared to a net loss of $4.1 million, or $0.13 per share in the first nine months of 2013.

CONFERENCE CALL INFORMATION

The company will host a conference call to discuss these results on Thursday, October 30, 2014, at 8:30 AM ET (2:30 PM IST).  Investors within the United States interested in participating are invited to call 877-269-7756.   Participants in Israel can use the toll free dial-in number 809 406 247.  All other international participants can use the dial-in number 201-689-7817.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 877-660-6853 and reference the Replay Access Code: 13593070. All international callers can dial 201-612-7415, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com, click ‘Investor Relations.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating loss, financing income, net income and basic and diluted earnings per share that exclude the effects of non-cash expense of amortization of intangible assets, stock-based compensation and revaluation of the fair value of the derivative instruments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance®, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 60,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the increasing demand in the U.S. for the Renaissance system, that China is a key market and one of our largest opportunities in Asia, that we believe the data supporting the clinical and economic benefits of the Renaissance system along with the continued increase in customer utilization will drive greater adoption and expand Renaissance’s global install base, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 9, 2014 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212.850.6020; 646.201.5447

David Schemelia – Media
dave@evcgroup.com
646.201.5431

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(in thousands, except per share data)

	Nine month period		Three month period
	ended September 30,		ended September 30,
	2014	2013	2014	2013
Revenue	$15,463	$14,259	$6,091	$3,109

Cost of revenue	$3,153	$3,049	$1,180	$833

Gross profit	$12,310	$11,210	$4,911	$2,276

Operating costs and expenses:
Research and development	$4,526	$2,975	$1,564	$1,060
Selling and Marketing	$15,828	$11,253	$5,519	$4,132
General and administrative	$3,181	$1,843	$1,331	$608
Total operating costs and expenses	$23,535	$16,071	$8,414	$5,800

Loss from operations	$(11,225)	$(4,861)	$(3,503)	$(3,524)

Financing income (expenses), net	$(225)	$(13,475)	$(286)	$58

Loss before taxes on income	$(11,450)	$(18,336)	$(3,789)	$(3,466)

Taxes on income	$157	$163	$84	$63
Net loss	$(11,607)	$(18,499)	$(3,873)	$(3,529)

Net loss attributable to ordinary shareholders	$(11,607)	$(18,499)	$(3,873)	$(3,529)

Net loss per share – Basic and diluted attributable to ordinary shareholders	$(0.28)	$(0.61)	$(0.09)	$(0.10)

Weighted average common shares outstanding – Basic and diluted	41,713	30,481	42,059	35,140

Mazor Robotics Ltd.
Consolidated Statements of Financial Position as of
(U.S. Dollars in thousands)

	September 30,	December 31,
	2014	2013
	Unaudited	Audited
Current Assets
Cash and cash equivalents	$24,014	$19,803
Investments in marketable securities	$22,952	$45,014
Trade receivables	$3,970	$1,974
Other accounts receivable	$1,756	$655
Inventory	$2,946	$2,480
Total Current Assets	$55,638	$69,926

Non-Current Assets
Prepaid lease fees and deferred expenses	$82	$78
Property and equipment, net	$1,285	$792
Long-term investments	$7,237	$-
Intangible assets, net	$-	$93
Total Non-Current Assets	$8,604	$963
Total assets	$64,242	$70,889

Current liabilities
Trade payables	$2,267	$1,899
Other accounts payable	$4,773	$4,565
Total current liabilities	$7,040	$6,464

Non-Current Liabilities
Employee benefits	$330	$311
Deferred tax liability	$21	$21
Total Non-Current liabilities	$351	$332
Total liabilities	$7,391	$6,796

Equity
Share capital	$110	$106
Share premium	$135,013	$130,472
Amounts allocated to share options	$77	$77
Capital reserve for share-based payment transactions	$3,674	$3,854
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(84,142)	$(72,535)
Total equity	$56,851	$64,093
Total liabilities and equity	$64,242	$70,889

Mazor Robotics Ltd.
Reconciliations of GAAP to Non-GAAP Financial Measures
 (U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Nine month period		Three month period
	ended September 30,		ended September 30,
	2014	2013	2014	2013
GAAP gross profit	$12,310	$11,210	$4,911	$2,276
Amortization of intangible assets	$93	$221	$-	$75
Stock-based compensation	$36	$14	$24	$9
Non-GAAP gross profit	$12,439	$11,445	$4,935	$2,360
GAAP gross profit as percentage of revenues	79.6%	78.6%	80.6%	73.2%
Non-GAAP gross profit as percentage of revenues	80.4%	80.3%	81.0%	75.9%

GAAP operating expenses	$23,535	$16,071	$8,414	$5,800
Stock-based compensation:
Research and development	$185	$89	$104	$40
Selling and marketing	$783	$326	$366	$178
General and administrative	$421	$250	$203	$90
Non-GAAP operating expenses	$22,146	$15,406	$7,741	$5,492

GAAP operating loss	$(11,225)	$(4,861)	$(3,503)	$(3,524)

Non-GAAP operating loss	$(9,707)	$(3,961)	$(2,806)	$(3,132)

GAAP Financing income (expense), net	$(225)	$(13,475)	$(286)	$58
Change in fair value of derivative instruments	$-	$13,510	$-	$-
Non-GAAP Financing expenses, net	$(225)	$35	$(286)	$58

GAAP net loss	$(11,607)	$(18,499)	$(3,873)	$(3,529)
Stock-based compensation	$1,425	$679	$697	$317
Amortization of intangible assets	$93	$221	$-	$75
Change in fair value of derivative instruments	$-	$13,510	$-	$-
Non-GAAP net loss	$(10,089)	$(4,089)	$(3,176)	$(3,137)

GAAP basic and diluted loss per share	$(0.28)	$(0.61)	$(0.09)	$(0.10)

Non-GAAP basic and diluted loss per share	$(0.24)	$(0.13)	$(0.08)	$(0.09)

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
Cash flows from operating activities:
Loss for the period	$(11,607)	$(18,499)	$(3,873)	$(3,529)

Adjustments:
Depreciation and amortization	$416	$449	$144	$157
Change in fair value of derivative liability
on account of warrants	$-	$13,510	$-	$-
Finance (income) expenses, net	$63	$(36)	$97	$(23)
Share-based payment	$1,425	$679	$697	$317
Taxes on income	$157	$163	$84	$63
	$2,061	$14,765	$1,022	$514

Change in inventory	$(876)	$(1,111)	$(108)	$(721)
Change in trade and other accounts receivable	$(3,100)	$(536)	$(1,780)	$1,854
Change in prepaid lease fees	$(4)	$(9)	$1	$(3)
Change in trade and other accounts payable	$1,054	$1,485	$757	$(96)
Change in employee benefits	$19	$107	$(19)	$(2)
	$(2,907)	$(64)	$(1,149)	$1,032

Interest received	$61	$58	$20	$-
Income tax paid	$(28)	$(51)	$(14)	$(16)
	$33	$7	$6	$(16)
Net cash used in operating activities	$(12,420)	$(3,791)	$(3,994)	$(1,999)

Cash flows from investing activities:
Proceeds from short-term investments and deposits, net	$14,825	$4,177	$1,499	$2
Purchase of property and equipment	$(407)	$(223)	$(166)	$(72)
Net cash provided by (used in) investing activities	$14,418	$3,954	$1,333	$(70)

Cash flows used in financing activities:
Proceeds from exercise of share options and warrants, net	$-	$10,199	$-	$6,916
Issuance Expenses	$(294)	$-	$-	$-
Proceeds from exercise of share options by employees	$2,940	$402	$52	$143
Repayment of loans to the OCS	$(324)	$(637)	$-	$(390)
Net cash provided by financing activities	$2,322	$9,964	$52	$6,669

Net increase (decrease) in cash and cash equivalents	$4,320	$10,127	$(2,609)	$4,600
Cash and cash equivalents at the beginning
of the period	$19,803	$12,797	$26,734	$18,332
Effect of exchange rate differences on balances of
cash and cash equivalents	$(109)	$60	$(111)	$52

Cash and cash equivalents at the end of the period	$24,014	$22,984	$24,014	$22,984

Supplementary cash flows information:
Transfer of inventory to fixed assets	$410	$67	$410	$-